ITAÚ UNIBANCO HOLDING S.A.

CNPJ60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Perpetual Subordinated Financial Bills

Itaú Unibanco Holding S.A. ("Company") announces to the market that it has issued Perpetual Subordinated Financial Bills ("Financial Bills") in the total amount of R$ 700 million, in negotiations with professional investors in November.

The Financial Bills are perpetual in nature and may be repurchased as from 2028, subject to the prior authorization of the Central Bank of Brazil. In accordance with Resolution No. 122 of August 2, 2021 of the Central Bank of Brazil, the Financial Bills will compose the Additional Capital of the Company's Reference Equity with an estimated impact of 0.06 p.p. on its Tier 1 market capitalization rate.

The Financial Bills were issued with the objective of optimizing the Company´s capital structure given its asset growth.

São Paulo (SP), November 9, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence